

02007339

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44160

SEC MAIL RECEIVED FEB 28 2002 WASH. D.C. 365 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Charles W. Cammack Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street, 24th Floor
(No. and Street)

New York, New York 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Arleen Soberman 212-227-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP
(Name – *if individual, state last, first, middle name*)

Financial Plaza, 221 South Warren Street, Syracuse, New York 13202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Emile J. Schoffelen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles W. Cammack Associates, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ARLEEN SOBERMAN
Commissioner of Deeds
City of New York - No. 1-749
Certificate Filed in New York County
Commission Expires July 1, 2002

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH. D.C.
365
SECTION

CHARLES W. CAMMACK ASSOCIATES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

* * *

DECEMBER 31, 2001

TABLE OF CONTENTS

DANNIBLE & MCKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report

January 18, 2002

To the Board of Directors of
Charles W. Cammack Associates, Inc.

We have audited the accompanying balance sheet of Charles W. Cammack Associates, Inc. (an S Corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles W. Cammack Associates, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of operating expenses and schedule of net capital are presented for the purpose of additional analysis and are not required parts of the basic financial statements. The schedule of net capital is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dannible & McKee LLP

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S corporation)

BALANCE SHEET

DECEMBER 31, 2001

Assets

Current assets:	
Cash and cash equivalents (Note 1)	$ 721,838
Investments (Note 2)	227,068
Accounts receivable (Note 1)	421,885
Prepaid expenses	60,762
Total current assets	1,431,553
Leasehold improvements, furnishings and equipment, less accumulated depreciation (Notes 1 and 3)	134,610
Security deposits	86,600
Deferred income taxes (Notes 1 and 5)	25,000
	$1,677,763

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable	$ 76,780
Accrued retirement (Note 4)	150,000
Accrued income taxes (Note 1 and 5)	17,800
Accrued payroll and payroll taxes	76,117
Stockholders' distributions payable	137,500
Deferred rent (Note 3)	9,759
Deferred revenue	10,000
Deferred compensation (Note 6)	75,000
Deferred income taxes (Notes 1 and 5)	25,000
Total current liabilities	577,956
Long-term liabilities:	
Deferred rent (Note 3)	53,571
Deferred compensation (Note 6)	33,135
Deferred compensation, subordinated (Note 6)	590,000
Total long-term liabilities	676,706
Stockholders' equity (Note 7):	
Common stock, $.001 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10
Additional paid in capital	9,990
Retained earnings	413,101
Total stockholders' equity	423,101
	$1,677,763

See accompanying notes to financial statements

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions earned	$5,375,302
Consulting and miscellaneous revenue	202,906
Change in unrealized loss on investments (Note 2)	(6,212)
Total revenue	5,571,996
Operating expenses:	
Salary and related expenses	4,060,091
General and administrative expenses	866,409
Selling and marketing expenses	305,402
Total operating expenses	5,231,902
Income from operations before income taxes	340,094
Provision for income taxes (Notes 1 and 5):	
Currently payable	5,929
Deferred	-
Total provision for income taxes	5,929
Net income	$ 334,165

See accompanying notes to financial statements

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2000	10,000	$ 10	$ 9,990	$ 216,436	$ 226,436
Net income				334,165	334,165
Stockholders' distributions	-	-	-	(137,500)	(137,500)
Balance at December 31, 2001	10,000	$ 10	$ 9,990	$ 413,101	$ 423,101

See accompanying notes to financial statements

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings, beginning of year	$ 570,000
Increases: Issuance of subordinated notes	80,000
Decreases: Expiration of subordinated notes	(60,000)
Subordinated borrowings, end of year	$ 590,000

See accompanying notes to financial statements

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:-	
Net income	$ 334,165
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	46,064
Deferred compensation	56,413
Unrealized loss on investments	6,212
Changes in assets and liabilities:	
Increase in accounts receivable	(25,929)
Decrease in refundable taxes	16,288
Increase in prepaid expenses	(37,121)
Increase in security deposits	(50,800)
Decrease in accounts payable	(10,587)
Increase in accrued retirement	150,000
Increase in accrued payroll and payroll taxes	69,641
Increase in income taxes payable	17,800
Increase in deferred revenue	10,000
Decrease in deferred compensation	(75,000)
Decrease in deferred rent	(6,722)
Net cash provided by operating activities	500,424
Cash flows from investing activities:	
Purchase of property and equipment	(37,131)
Net cash used for investing activities	(37,131)
Cash flows from financing activities:	
Stockholders' distributions	(32,800)
Net cash used for financing activities	(32,800)
Net increase in cash and cash equivalents	430,493
Cash and cash equivalents, beginning of year	291,345
Cash and cash equivalents, end of year	$ 721,838

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Charles W. Cammack Associates, Inc. (the "Company") is engaged in the business of providing consulting services and installing and servicing: 1) Internet-based self-service employee benefit administration communication packages, 2) Retirement plans, 3) Welfare Benefit plans, and 4) Financial Planning programs. The Company, a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Revenue recognition - The Company generates revenue through two main sources: commissions and consulting services. Commissions are computed: 1) as a percentage of the amount of funds that the employees/employer of the Company's clients invest in their retirement accounts, 2) as a percentage of the total assets of the employee and employer, 3) as a fee per employee paid by either the employer or the employee, and 4) as a fee paid by the employer for Internet-based services. The commissions are paid to the Company by vendors that sell insurance and investment products to the Company's clients. This revenue is recognized by the Company monthly based on the commission computed by the insurance companies. Consulting services are billed based upon agreed hourly rates or other agreed upon criteria with the client. The timing of such billing is concurrent with the rendering of services.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consisted of the following:

Checking accounts	$ 70,148
Mutual funds - U.S. Treasury note	651,690
	$ 721,838

Leasehold improvements, furnishings and equipment - Leasehold improvements, furnishings and equipment for financial statement purposes consist primarily of furniture and computer equipment and are recorded at cost. Depreciation for financial statement purposes is recorded on straight-line and accelerated methods over the estimated useful lives of the items ranging from 5 to 7 years on furnishings and equipment and 10 years on leasehold improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Concentration of credit risk - The majority of the Company's income is derived from commissions earned from sales of products by a select group of insurance and investment companies to the not-for-profit sector, primarily in the Northeast. In 2001, approximately 49% of commissions earned came from two companies. Outstanding receivables at December 31, 2001, are due principally from insurance and investment companies and are unsecured. The Company has cash balances with financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances approximated $928,000 at December 31, 2001.

In addition, the Company has certain investments in corporate stocks and bonds that are at risk for normal market fluctuations.

Income taxes - The Company is taxed as an S Corporation for Federal and various state income tax purposes, whereby the liability for generally all Federal income taxes is assumed individually by the stockholders whether or not the income giving rise to such taxes has been distributed. The Company is subject to local income taxes, which are accrued, in the accompanying financial statements. For local income taxes, deferred income taxes are recorded using the liability method. Under this method, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus the change in deferred taxes. Cash paid for income taxes was approximately $11,000 in 2001.

Allowance for doubtful accounts - The Company uses the reserve method for bad debts. At December 31, 2001, management believes that an allowance for doubtful accounts is not required.

Use of estimates - In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and promotional expense - Advertising and promotional costs are expensed as incurred and amounted to approximately $59,000 in 2001. These costs are included in general and administrative expense.

Note 2 - Investments

Investments are presented in the financial statements at fair value based on quoted market prices. Investments consisted of the following:

	December 31, 2001		
	Cost	Fair Value	Unrealized Gain/(Loss)
Cash and cash equivalents	$ 29,601	$ 29,601	$ -
Corporate bonds	148,204	153,437	5,233
Corporate stocks	95,159	44,030	(51,129)
	$ 272,964	$ 227,068	$ (45,896)

Note 3 - Leasehold improvements, furnishings and equipment

Leasehold improvements, furnishings and equipment consist of:

Leasehold improvements	$ 29,063
Furnishings	28,870
Office equipment	249,493
Less - Accumulated depreciation	(172,816)
	$ 134,610

Depreciation expense of $ 46,064 in 2001 is included in general and administrative expenses.

The Company leases its office facilities and certain vehicles and equipment under agreements accounted for as operating leases. The difference between rental expense, which is recognized on a straight-line basis over the terms of the leases, and the amount paid is reported as deferred rent in the accompanying balance sheet. Rent expense was $176,536 in 2001.

Future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one (1) year are as follows:

	Office Facilities	Equipment
2002	$ 141,627	$ 30,924
2003	141,811	30,924
2004	137,806	29,042
2005	137,806	4,148
2006	137,806	-
2007	103,355	-
Total minimum payments required	$ 800,211	$ 95,038

Note 4 - Retirement plan

The Company has a defined contribution profit sharing plan, which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all employees as they become eligible. Under the provisions of the Plan, each non-highly compensated employee may contribute up to 15% of their compensation, on a pre-tax basis, not to exceed the maximum amount allowed under section 401(k) of the Internal Revenue Code. There is no employer matching under the 401(k) provision. The Company's contributions to the profit sharing trust fund are determined annually at the discretion of the Board of Directors. The Board of Directors elected to contribute $150,000 to the Plan for the year ended December 31, 2001. This contribution is included in accrued retirement liabilities in the accompanying financial statement.

Note 5 - Income taxes

As explained in Note 1, the Company has elected under the Internal Revenue Code and various state laws to be taxed as an S Corporation. For New York City tax purposes, the Company is taxed as a C Corporation. The Company must determine its New York City income

tax liabilities at the higher of the regular corporate rates applied to taxable income or the tax due under the alternative tax calculation, which is based on taxable income and officers' salaries.

The Company had New York City taxable income of $370,000 in 2001. The Company's current provision for income taxes for New York City and other state taxes was approximately $28,900. The Company received approximately $23,000 during 2001 for New York City and other state taxes representing estimated taxes paid in excess of amounts due from the prior year.

The accompanying financial statements include the following components of net deferred income taxes at December 31, 2001:

Net deferred income taxes in the balance sheet:	
Deferred tax liabilities	$ (38,500)
Deferred tax assets	71,500
Deferred tax asset valuation allowance	(33,000)
Net deferred taxes	-
Current deferred tax liability	25,000
Long-term deferred tax asset	$ (25,000)

The provision for deferred income taxes consists of the following:	
Deferred tax benefit from changes in temporary differences	$ 2,000
Change in valuation allowance	(2,000)
Deferred income tax	$ -

The Company has a valuation allowance to reserve against the future benefit of temporary differences that may not be utilized due to the New York City alternative tax calculation.

At December 31, 2001, the Company has net temporary differences between the financial reporting basis and the income tax basis, resulting principally from: 1) the conversion from the accrual method of reporting for financial statement purposes to the cash method of reporting for income tax purposes, 2) leasehold improvements, furnishings and equipment, and 3) deferred compensation. Should the Company terminate its election to be taxed as an S Corporation for Federal and New York State tax purposes, the obligation resulting from the tax effect of these timing differences would revert to the Company at the then corporate income tax rate.

Note 6 - Deferred compensation and covenant not-to-compete

During 1996, the Company agreed in principal to a deferred compensation agreement and a covenant not-to-compete with a stockholder. Under the deferred compensation agreement, a benefit of $75,000 per year will be paid until the earlier of the following occurs: 1) the expiration of the twenty (20) year period beginning January 15, 1999, or 2) the death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. Interest on the unpaid balance is computed at 8% per annum. Interest expense was $56,413 in 2001, and is included in executives' compensation expense.

The stockholder has entered into a series of NASD Form SL5 (three (3) years) and NASD Form SL1 (one (1) year) subordination agreements concerning portions of this obligation.

Under a covenant not-to-compete agreement, the Company agrees to pay the stockholder $89,000 per annum and continuing thereafter until the earlier of the following occurs: (i) the expiration of the twenty-three (23) year period commencing January 15, 1999, or (ii) the death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. This amount is expensed in salary and related expenses.

In addition, as part of the agreement, the Company will pay to the stockholder $33,656 annually, commencing February 1999 and continuing until the death of the stockholder and his spouse or until the date a certain life insurance policy is paid in full. This amount is expensed in salary and related expenses.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2001, the Company had net capital of $218,463, which was $175,819 in excess of its required net capital of $42,644. The Company's net capital ratio was 2.93 to 1 at December 31, 2001.

SUPPLEMENTARY INFORMATION

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF OPERATING EXPENSES

DECEMBER 31, 2001

Salaries and related expenses:	
Executives' compensation	$ 570,209
Administrative compensation	2,957,494
Group insurance	143,223
Payroll taxes	198,172
Profit sharing contribution	150,000
Transit checks	23,978
Tuition and training	8,098
Workers compensation insurance	8,917
Total salaries and related expenses	4,060,091
General and administrative expenses:	
Advertising and promotion	59,058
Agency fee	8,000
Books and subscriptions	10,878
Depreciation	46,064
Dues, memberships and licenses	26,929
Directors' fees	3,200
Insurance	50,767
Office supplies and stationary	31,018
Postage	21,097
HRIS expense	233,117
Printing	21,875
Professional fees	99,023
Rent	176,536
Repairs and maintenance	14,980
Telephone	63,867
Total general and administrative expenses	866,409
Selling and marketing expenses:	
Automotive expense	13,737
Selling expense	6,943
Travel and entertainment	284,722
Total selling and marketing expenses	305,402
Total operating expenses	$5,231,902

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2001

Total stockholders' equity	$ 423,101
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	590,000
Total capital and allowable subordinated liabilities	1,013,101
Non-allowable assets deductions and/or charges:	
Accounts receivable	421,885
Leasehold improvements, furnishings and equipment	134,610
Deferred taxes	25,000
Prepaid expenses	60,762
Security deposits	86,600
Total other deductions and/or charges	728,857
Net capital before haircuts on securities positions	284,244
Haircuts on securities:	
Other, Citibank Landmark account	45,618
Other, Morgan Stanley Dean Witter	16,863
Other, NASD warrants	3,300
Net capital	$ 218,463
Total liabilities per balance sheet	$1,254,662
Less: Subordinated debt	590,000
Deferred tax liabilities	25,000
Aggregate indebtedness	$ 639,662
Computation of basic capital requirement:	
Minimum net capital requirement	$ 42,644
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	$ 42,644
Excess net capital at 1000%	$ 154,497
Ratio - Aggregate indebtedness to net capital	2.93
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) of net capital as reported in Company's Part II (unaudited) FOCUS report	$ 518,771
Audit adjustments:	
Other revenue	18,949
Other expenses	(96,290)
Non-allowed assets	(96,742)
Other	(126,225)
Net capital	$ 218,463



DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on

Internal Controls Required by SEC Rule 17a-5

January 18, 2002

To the Board of Directors of
Charles W. Cammack Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Charles W. Cammack Associates, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dannible & McKee LLP